UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 1)*

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

July 7, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643U104	13G

1	NAMES OF REPORTING PERSONS

Morris Bawabeh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
1,374,043 shares (see Item 4 infra)

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
1,374,043 shares (see Item 4 infra)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,374,043 shares (see Item 4 infra)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.2% (see Item 4 infra)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 15643U104	13G

1	NAMES OF REPORTING PERSONS

Dolly Bawabeh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
1,374,043 shares (see Item 4 infra)

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
1,374,043 shares (see Item 4 infra)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,374,043 shares (see Item 4 infra)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.2% (see Item 4 infra)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 15643U104	13G

1	NAMES OF REPORTING PERSONS

Kulayba LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
372,470 shares[1] (see Item 4 infra)

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
372,470 shares[1] (see Item 4 infra)

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
372,470 shares (see Item 4 infra)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.9%[1] (see Item 4 infra)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13G

1	NAMES OF REPORTING PERSONS

Gates Equities

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
300,003 shares[2] (see Item 4 infra)

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
300,003 shares[2] (see Item 4 infra)

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,003 shares[2] (see Item 4 infra)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4%[2] (see Item 4 infra)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

2 The reporting person disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

Item 1.

	(a)	Name of Issuer:

Centrus Energy Corp. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817
Item 2.

1.	(a)	Name of Person Filing:	Morris Bawabeh
	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Class A Common Stock, par value $0.10 per share
	(e)	CUSIP Number:	15643U104

2.	(a)	Name of Person Filing:	Dolly Bawabeh
	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Class A Common Stock, par value $0.10 per share
	(e)	CUSIP Number:	15643U104

3.	(a)	Name of Person Filing:	Kulayba LLC
	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Class A Common Stock, $0.10 par value
	(e)	CUSIP Number:	15643U104

4.	(a)	Name of Person Filing:	Gates Equities
	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Class A Common Stock, $0.10 par value
	(e)	CUSIP Number:	15643U104

Item 3.		If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐ A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J).
	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See item 9 of the cover pages.

(b) Percent of class: See item 11 of the cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See items 5-8 of the cover pages.

(ii) Shared power to vote or to direct the vote: See items 5-8 of the cover pages.

(iii) Sole power to dispose or to direct the disposition of: See items 5-8 of the cover pages.

(iv) Shared power to dispose or to direct the disposition of: See items 5-8 of the cover pages.

Mr. Morris Bawabeh and Mrs. Dolly Bawabeh, husband and wife, jointly own the Class A Common Stock with rights of survivorship. On July 7, 2015, they jointly directly owned 481,000 shares of Class A Common Stock, and from that date to the date of this filing they jointly acquired, in the aggregate, an additional 19,000 shares of Class A Common Stock (excluding those shares acquired by/from Kulayba LLC and Gates Equities as set forth below).

Kulayba LLC, a limited liability company of which Mr. Morris Bawabeh is the sole member, held 273,774 shares of Class A Common Stock on July 7, 2015, and from that date to the date of this filing acquired, in the aggregate, an additional 98,696 shares of Class A Common Stock.

Gates Equities, a general partnership of which Mr. Morris Bawabeh is a partner, held 5,200 shares of Class A Common Stock on July 7, 2015, and from that date to the date of this filing acquired, in the aggregate, an additional 294,803 shares of Class A Common Stock.

Morris Bawabeh, Dolly Bawabeh, Kulayba LLC and Gates Equities have entered into a Joint Filing Agreement attached hereto as Exhibit A.

The percentages of beneficial ownership shown herein are based on 7,563,600 shares of Class A Common Stock issued and outstanding as of October 31, 2015 as reported on Form 10-Q filed on November 12, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

/s/ Morris Bawabeh
Morris Bawabeh

/s/ Dolly Bawabeh
Dolly Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

Gates Equities

By:	/s/ Morris Bawabeh
Morris Bawabeh, Partner

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Centrus Energy Corp. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: February 1, 2016

/s/ Morris Bawabeh
Morris Bawabeh

/s/ Dolly Bawabeh
Dolly Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

Gates Equities

By:	/s/ Morris Bawabeh
Morris Bawabeh, Partner
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